UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Constar International Inc.
(Exact name of registrant as specified in its charter)

Delaware	13-1889304
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Crown Way, Philadelphia PA	19154
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Common Stock, $0.01 par value per share	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None.

Explanatory Note
This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended, the common stock, $0.01 par value (the “Common Stock”), of Constar International Inc., a Delaware corporation (the “Company”), in connection with the listing of the Common Stock on The NASDAQ Capital Market, which is expected to take place on April 9, 2010.
Item 1. Description of Securities to be Registered.
General
The Common Stock is governed by the Company’s Restated Certificate of Incorporation (the “Certificate”), filed by the Company with the State of Delaware, and the Company’s Amended and Restated Bylaws (the “Bylaws”). The following is a summary of the Common Stock and certain provisions of the Certificate and Bylaws. As a summary, it does not purport to be complete and is qualified in its entirety by reference to the terms of the Certificate and Bylaws, each of which is incorporated by reference into this Form 8-A.
Authorized Capital Stock
The Company has authority to issue 75,000,000 shares of Common Stock, par value $0.01 per share.
Information Pertaining to the Capital Stock
Voting Rights. The holders of our Common Stock shall have voting rights at all meetings of the stockholders, each such holder being entitled to one vote for each share thereof held by such holder.
Dividend Rights. Dividends may be declared and paid on the Common Stock from funds lawfully available therefor as and when determined by the Board of Directors.
Liquidation Preference. Upon the dissolution or liquidation of the Corporation, whether voluntary or involuntary, holders of our Common Stock will be entitled to receive all assets of the Corporation available for distribution to its stockholders.
Other Rights. Holders of our Common Stock do not have pre-emptive, subscription, redemption or conversion rights.
Anti-Takeover Provisions. We are subject to Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the prior approval of the board or unless the business combination was approved in another prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Supermajority Voting Requirements. Notwithstanding any provision of the Certificate, Bylaws or of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of capital stock required by law or the Certificate, the affirmative vote of the holders of at least 60% of the combined voting power of all of the then outstanding shares of the Company eligible to be cast in the election of Directors generally shall be required to alter, amend, or repeal the provisions of the Certificate pertaining to the indemnification and the limited liability of Directors, the removal of Directors and the filling of vacancies on the Board of Directors, stockholder action by written consent in lieu of a meeting, or the supermajority requirement provision.
Stockholder Action. Stockholders of the Corporation may not take any action by written consent in lieu of a meeting. Special meetings of stockholders for any purpose may be called at any time only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer or at the written request of the holders of at least 60% of the votes which all the stockholders would be entitled to cast in any annual election of directors, and may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
Limitations on Ownership. The holders of Capital Stock shall be subject to certain limitations in order to ensure that their Beneficial Ownership of Capital Stock does not cause there to be a “Change of Control” under the Material Corporation Indebtedness. No Person or Group shall Beneficially Own shares of Voting Stock in excess of the Ownership Limit. The Board of Directors may from time to time, in its sole discretion, increase the Ownership Limit and/or exempt any Person or Group from the Ownership Limit.
Any Person or Group that proposes, attempts or intends to acquire, Beneficial Ownership of Voting Stock in excess of the Ownership Limit must give at least 15 days’ prior written notice to the Board of Directors. Any Person or Group that has been Conveyed or has otherwise acquired Beneficial Ownership of Voting Stock that will or may result in any Person or Group having Beneficial Ownership of Voting Stock in excess of the Ownership limit must immediately give written notice to the Board of Directors of such event. Each Person or Group that is a Beneficial Owner of Voting Stock and each Person (including the shareholder of record) or Group that is holding shares for a Beneficial Owner must also provide to the Board of Directors such information as the Corporation may request in order to determine the existence of a Change of Control and to ensure compliance with the Ownership Limit.
If there is a Conveyance such that, if it were effective, any Person or Group would Beneficially Own shares of Voting Stock in excess of the Ownership Limit, the Excess Shares will be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, and the Person or Group who otherwise would have been treated as holding such Voting Stock will not have and will never have acquired Beneficial Ownership of such shares of Voting Stock.
Shares of Voting Stock in a Charitable Trust remain issued and outstanding Voting Stock of the Corporation and are entitled to the same rights and privileges on identical terms and conditions as all other issued and outstanding Voting Stock of the Corporation. The Trustee of the Charitable Trust is entitled to receive all distributions as may be authorized and declared by the Board of Directors of the Corporation on Voting Stock held in the Charitable Trust and will hold such distributions in trust for the benefit of the Charitable Beneficiary. The Trustee will be entitled to vote all Voting Stock held in the Charitable Trust.

The limitations on ownership described in this section shall permanently cease to have any force or effect: (i) automatically and without any further action by the Board of Directors, at such time as there are no amounts owed by the Corporation under the Material Corporation Indebtedness and/or the provisions of the Material Corporation Indebtedness have been amended or waived such that ownership of 35% or more of the total voting power of the Voting Stock of the Corporation shall not be a default, event of default and/or event that causes the acceleration of the obligation to repay principal amounts under such Material Corporation Indebtedness, or (ii) if earlier, upon a resolution of the Board of Directors, approved by at least sixty percent (60%) of the members of the Board of Directors then in office.
Capitalized terms used herein under the heading of “Limitations on Ownership” and not otherwise defined in this registration statement on Form 8-A, have the meanings set forth below:
“Beneficial Owner” has the meaning specified in Rules 13d-3 and 13d-5 under the Exchange Act, except that any Person or Group will be deemed to be the “Beneficial Owner” of all securities that such Person or Group has the right to acquire, whether such right is exercisable immediately or only after the passage of time. The terms “Beneficial Ownership,” “Beneficially Owns” and “Beneficially Owned” have correlative meanings.
“Charitable Beneficiary” means, with respect to any Charitable Trust, one or more organizations that are named by the Board of Directors as the beneficiary or beneficiaries of such Charitable Trust and which are organized in accordance with the provisions of Section 501(c)(3) of the Code and in such manner that contributions to each such organization are eligible for deduction under Section 170(b)(1)(A) of the Code.
“Charitable Trust” means any separate trust created pursuant to Section C(2) of Article Tenth of the Certificate and administered in accordance with the terms of Section D of Article Tenth of the Certificate for the benefit of any Charitable Beneficiary.
“Code” means the Internal Revenue Code of 1986, as amended from time to time.
“Conveyance” means any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person or Group to have or acquire Beneficial Ownership, or any agreement to take any such actions or cause any such events, of Voting Stock or the right to vote or receive dividends on Voting Stock, whether voluntary or involuntary, whether of record, or Beneficially Owned, and whether by operation of law or otherwise. The terms “Convey,” “Conveyed” and “Conveying” have correlative meanings.
“Conveying Shareholder” means, with respect to any Required Transfer, any Person or Group who, but for the provisions of Section C(2) of Article Tenth of the Certificate, would Beneficially Own the shares of Voting Stock in excess of the Ownership Limit.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
“Group” means “group” as used in Sections 13(d) and 14(d) of the Exchange Act.
“Material Corporation Indebtedness” means the indebtedness issued under the Senior Secured Floating Rate Notes Indenture, dated as of February 11, 2005, as amended from time to time.
“Ownership Limit” means thirty-four and nine-tenths percent (34.9%) of the total voting power of the Voting Stock of the Corporation.
“Person” means “person” as used in Sections 13(d) and 14(d) of the Exchange Act.
“Required Transfer” means the automatic transfer of Voting Stock to a Charitable Trust pursuant to the first sentence of Section C(2) of Article Tenth of the Certificate.
“Voting Stock” means any class of Capital Stock of the Corporation entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.
“Trustee” means the Person, unaffiliated with both the Corporation and any Conveying Shareholder, that is designated by the Board of Directors to act as trustee of a Charitable Trust, or any successor trustee designated by the Board of Directors.

Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is American Stock Transfer & Trust Company, LLC.
Item 2. Exhibits.
The following documents are filed as exhibits to this registration statement:

Exhibit No.	Description

1	Restated Certificate of Incorporation (incorporated by reference to Exhibit 1 of the Company’s Registration Statement on Form 8-A filed on June 1, 2009).

2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2 of the Company’s Registration Statement on Form 8-A filed on June 1, 2009).

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CONSTAR INTERNATIONAL INC.
By:	/s/ J. Mark Borseth
	Name:	J. Mark Borseth
	Title:	Executive Vice President and Chief Financial Officer
Dated: April 7, 2010